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18001246

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SEC FILE NUMBER
8 - 15522

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2018
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'TOOLE INSURANCE & SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14-30 COLLEGE POINT BOULEVARD
(No. and Street)

COLLEGE POINT	NY	11356
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY J. O'TOOLE — 718 358-2281
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DM 2MS

OATH OR AFFIRMATION

I, HENRY J. O'TOOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'TOOLE INSURANCE & SECURITIES, as of 31-Dec 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Henry J O'Toole
Signature

CFO
Title

Jeanne E. Gaebler
Notary Public

JEANNE E. GAEBLER
Notary Public, State of New York
No. 01GA4869364
Qualified in Queens County
Commission Expires Aug. 25. 20 18

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [X] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'TOOLE INSURANCE & SECURITIES

A SOLE PROPRIETORSHIP

Financial Statements

December 31, 2017

O'Toole Insurance & Securities

Table of Contents

December 31, 2017

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
O'Toole Insurance & Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Toole Insurance & Securities (a sole proprietorship) as of December 31, 2017, and the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Toole Insurance & Securities as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Toole Insurance & Securities' management. Our responsibility is to express an opinion on O'Toole Insurance & Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to O'Toole Insurance & Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of O'Toole Insurance & Securities' financial statements. The supplemental information is the responsibility of O'Toole Insurance & Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Nawrocki, Smith, Ilesants & Goldfarb, LLP

We have served as the O'Toole Insurance & Securities auditor since 2009.

Woodbury, New York
February 1, 2018

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	183,360
Securities owned		356,725
Total assets	$	540,085

LIABILITIES AND CAPITAL

Accounts payable and accrued expenses	$	3,500
Total liabilities	$	3,500
Commitments & contigencies - None		
Sole Proprietor's Capital	$	536,585
Total liabilities and sole proprietor's capital	$	540,085

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

REVENUES		
Commissions	$	33,298
Unrealized gain on investments & interest income		88,163
Total revenues	$	121,461
EXPENSES		
Regulatory fees & expenses	$	1,822
Professional fees & other		1,500
Total expenses	$	3,322
Net income	$	118,139

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2017

Balance at January 1, 2017	$	453,446
Distribution to sole proprietor		(35,000)
Net income		118,139
Balance at December 31, 2017	$	536,585

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 118,139
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investments	(86,387)
Cash flow from changes in assets and liabilities:	
None	-
Total adjustments	(86,387)
Net cash provided by operating activities	$ 31,752
CASH FLOWS FROM INVESTING ACTIVITIES	
None	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to sole proprietor	$ (35,000)
Net cash used in financing activities	$ (35,000)
Net change in cash	$ (3,248)
Cash and cash equivalents at beginning of year	186,608
Cash and cash equivalents at end of year	$ 183,360
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

O'Toole Insurance & Securities

Notes to Financial Statements
December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

O'Toole Insurance & Securities ("the Company"), a sole proprietorship, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company receives commissions based on customer transactions and fees from the sale of investment products – primarily mutual funds.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 1, 2018, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Income Taxes

Federal and state incoe taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net profit for the year. At December 31, 2017, investment securities owned, valued at $356,725 consisted mainly of uninsured mutual funds.

NOTE 2 - FAIR VALUE MEASUREMENTS

Auditing standards codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities to be valued using Level 1 inputs.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $483,076 which was $383,076 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0072 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CREDIT & OFF BALANCE SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

Supplementary Information

O'TOOLE INSURANCE & SECURITIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2017

NET CAPITAL	
Total sole proprietor's capital	$ 536,585
Deduct sole proprietor's capital not allowable for net capital	-
Total member's equity qualified for net capital	$ 536,585
Additions: none	
Deductions:	
Non-allowable assets	$ -
Total deductions	$ -
Net capital before haircuts on securities positions	$ 536,585
Haircuts on securities	(53,509)
Net capital	$ 483,076
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 3,500
Total aggregate indebtedness	$ 3,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 233
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 383,076
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 363,076
Ratio: Aggregate indebtedness to net capital (percentage)	.0072 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2017)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 483,076
No differences	-
Net capital per above	$ 483,076

O'Toole Insurance & Securities

Statement of Exemption From SEC Rule 15c3-3 Report

O'Toole Insurance & Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2017 without exception.

I, Henry O'Toole, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Henry J O'Toole

Henry O'Toole, Owner

Date: February 1, 2018

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Proprietor of
O'Toole Insurance & Securities

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) O'Toole Insurance & Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which O'Toole Insurance & Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) O'Toole Insurance & Securities stated that O'Toole Insurance & Securities met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. O'Toole Insurance & Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Toole Insurance & Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 1, 2018

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

O'Toole Insurance & Securities
14-30 College Point Blvd.
College Point NY, 11358

February 1, 2018

Weisberg, Mole', Krantz & Goldfarb, LLP
185 Crossways Park Drive
Woodbury, NY 11797

This representation letter is provided in connection with your audit of the financial statements of O'Toole Insurance & Securities (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 1, 2018, the following representations, where applicable, made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 31, 2017 including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    - Additional information that you have requested from us for the purpose of the audit.

- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- Minutes of the meetings of members, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. There were no meetings in 2017.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

- The Company has assessed the impact ofFASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

    - Management,

    - Employees who have significant roles in internal control, or

    - Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We understand and acknowledge our responsibility for the fair presentation of the Net Capital Computation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital Computation, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation have not changed from those used in the prior period. The form and content complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2017 or through February 1, 2018.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2017 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2017.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, exemptive provision k (2) (ii) are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period ad-

dressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2017 and through February 1, 2018.

- Net capital computations prepared by us during the period January 1, 2017 through February 1, 2018 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at February 1, 2017 or during the period January 1, 2017 through February 1, 2018, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.

- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

- During the year ended December 31, 2017 and through February 1, 2018 we have not engaged any attorneys or incurred any legal fees in connection with potential or pending litigation nor are we aware of any pending or threatened litigation. Accordingly, we did not provide you with legal counsel to circulate confirmation requests.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Henry [signature]

Title: CFO